Exhibit 1

MTS Announces Receipt of NASDAQ Notice of Failure to Comply with Continued Listing Requirement

RA'ANANA, Israel / River Edge, NJ, USA – April 4, 2017 — MTS - Mer Telemanagement Solutions Ltd. (NASDAQ Capital Market: MTSL), a global provider of telecommunications expense management (TEM) and enterprise mobility management (EMM) solutions, and video advertising solutions for online and mobile platforms, announced today that on April 3, 2017 it received a NASDAQ Staff Determination letter indicating that the Company has failed to comply with the continued listing requirement that it maintain either a minimum of $2,500,000 in stockholders’ equity or $35,000,000 market value of listed securities or $500,000 of net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years, as set forth in NASDAQ Marketplace Rule 4320(e)(2)(B), and that the Staff is therefore reviewing the Company’s eligibility for continued listing on The NASDAQ Capital Market. In accordance with NASDAQ Marketplace Rule 4320(e)(2)(D), the Company has 45 calendar days, or until May 18, 2017, to submit a plan to regain compliance. If the plan is accepted, NASDAQ can grant an extension of up to 180 calendar days from the date of the letter to evidence compliance. The Company is considering its options to regain compliance with the continued listing requirement.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a provider of video advertising solutions for online and mobile platforms through Vexigo as well as a provider of innovative products and services for telecom expense management (TEM), enterprise mobility management (EMM), mobile virtual network operators and enablers (MVNO/MVNE), billing mobile money services and solutions and an IOT/M2M enablement platform used by mobile service providers.

Vexigo (www.vexigo.com) is a global provider of online video advertising software and services delivering compelling results through a propriety in-house technology and an easy-to-use and very effective publishing platform specifically designed for content publishers.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in Israel, the United States and Hong Kong and through distribution channels.

For more information, please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

MTS Contact:

Alon Mualem

CFO

Tel: +972-9-7777-540

Email: Alon.Mualem@mtsint.com